Filed Pursuant To Rule 424(b)(3)

File No. 333-196592

Prospectus

5,000,000 Shares

Common Stock

This prospectus relates to the resale of 5,000,000 shares of common stock of ZaZa Energy Corporation that may be offered and sold from time to time by the selling stockholder named in this prospectus. All shares of common stock offered hereunder have been registered under that registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2014.  The registration statement was declared effective by the SEC on June 19, 2014.

The selling stockholder and its permitted transferees may offer and sell the shares from time to time at market prices, in negotiated transactions or otherwise.  The timing and amount of any sale are within the sole discretion of the selling stockholder.  The selling stockholder may sell the shares directly or through underwriters, brokers or dealers.  The selling stockholder will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale.  We will not receive any of the proceeds from the sale of the shares by the selling stockholder.  See “Plan of Distribution” on page 5 for more information on this topic.

Our common stock is listed on the NASDAQ Capital Market under the symbol ZAZA.  On June 17, 2014, the closing sale price of our common stock on the NASDAQ Capital Market was $0.94 per share.

Investing in our common stock involves risks, including those contained or incorporated by reference herein as described under “Risk Factors” on page 4 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is June 20, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process.  Under this shelf registration process, the selling stockholder may sell the securities described in this prospectus in one or more offerings.  This prospectus does not contain all of the information included in the registration statement.  The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus.  You should carefully read this prospectus, the related exhibits filed with the SEC, together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not, and the selling stockholder has not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  The selling stockholder is not making offers to sell or seeking offers to buy any of the securities covered by this prospectus in any state where the offer is not permitted.  You should assume that the information appearing in this prospectus and any other document incorporated by reference is accurate only as of the date on the front cover of those documents.  Our business, financial condition, results of operations and prospects may have changed since those dates.

Under no circumstances should the delivery to you of this prospectus or any offer or sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “ZaZa,” “Company,” “we,” “us,” and “our” mean ZaZa Energy Corporation and its wholly owned subsidiaries and each of their respective subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 being filed with the SEC under the Securities Act of 1933 (the “Securities Act”) to register the resale by the selling stockholder of the securities offered by this prospectus.  The registration statement, including the attached exhibits, contains additional relevant information about us.  The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”).  You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public through the SEC’s website at www.sec.gov.  General information about us, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.zazaenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC.  Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this prospectus.  Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information.  We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules) rather than filed, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all of the shares covered by this prospectus or termination of the offering:

•                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the SEC on March 31, 2014;

•                  our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 17, 2014;

•                  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, as filed with the SEC on May 13, 2014;

•                  our Current Reports on Form 8-K, as filed with the SEC on February 7, 2014, February 26, 2014, March 12, 2014, March 20, 2014, March 21, 2014, March 31, 2014, May 14, 2014, May 16, 2014, May 20, 2014, May 21, 2014, June 13, 2014 and June 13, 2014; and

•                  the description of our common stock contained in our Registration Statement on Form 8-A filed on February 21, 2012, and any amendments or reports filed for the purpose of updating such description.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement, or any other subsequently filed document which is also incorporated in this prospectus, modifies or replaces such statement.  Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost.  Requests should be made by writing or telephoning us at the following address:

ZaZa Energy Corporation
1301 McKinney Street, Suite 2800
Houston, Texas 77010
(713) 595-1900
Attn:  Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, including without limitation, statements and projections regarding the Company’s future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs, statements regarding future commodity prices and statements regarding the plans and objectives of the Company’s management for future operations, are forward-looking statements.  The Company’s forward-looking statements are typically preceded by, followed by or include words such as “will,” “may,” “could,” “would,” “should,” “likely,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “goal,” “project,” “plan,” “intend” and similar words or phrases. However, these are not the exclusive means of identifying forward-looking statements.  The Company’s forward-looking statements are not guarantees of future performance and are only good-faith predictions and statements of the Company’s beliefs based on facts and factors currently known to us and assumptions that may prove to be inaccurate. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual outcomes may differ materially from those projected in, and contemplated by, such forward-looking statements.

Further information about the risks and uncertainties that may impact us are described or incorporated by reference in “Risk Factors” beginning on page 4. You should read that section carefully. Risks, uncertainties and other factors that could cause the Company’s actual results to materially differ from the expectations reflected in the Company’s forward-looking statements include, without limitation, the following:

•                              our registered public accounting firm has expressed doubt about our ability to continue as a going concern;

•                              fluctuations in the prices for, and demand for, oil, natural gas and natural gas liquids;

•                              our substantial level of indebtedness;

•                              problems with our joint ventures or joint venture partners;

•                              our ability to raise necessary capital in the future;

•                              exploratory risks associated with new or emerging oil and gas formations;

•                              risks associated with drilling and operating wells;

•                              inaccuracies and limitations inherent in estimates of oil and gas reserves;

•                              our ability to replace oil and gas reserves;

•                              requirements to repurchase our senior secured notes due 2017 (the “Senior Secured Notes”) or our 9% convertible notes due 2017;

•                              our ability to use net operating loss carryforwards;

•                              unavailability or high cost of oil and gas equipment, materials, supplies, services and personnel;

•                              our concentration in a single geographic area;

•                              uninsured losses from oil and gas operating risks;

•                              legislation and governmental regulations, including federal or state regulation of hydraulic fracturing;

•                              our dependency upon third-party gathering, transportation and processing facilities;

•                              our size relative to our peers;

•                              failures in our acquisition strategy or integration of our acquisitions;

•                              hurricanes and natural disasters; and

•                              access to water to conduct hydraulic fracturing.

In addition to these factors, important factors that could cause actual results to differ materially from our expectations and specific risks involved with investing in our common stock are disclosed under “Risk Factors” in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and in our other filings with the SEC.

Any forward-looking statements made by the Company in this prospectus are based only on information currently available to the Company and speak only as of the date on which they are made.  We undertake no obligation to update publicly any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus or currently unknown facts or conditions or the occurrence of unanticipated events. Accordingly, you should not place any undue reliance on any of our forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or in documents incorporated by reference in this prospectus.  This summary is not complete and does not contain all of the information that you should consider before investing in our common stock.  You should read carefully the entire prospectus, including “Risk Factors” and the other information contained or incorporated by reference in this prospectus before making an investment decision.

The Company

ZaZa Energy Corporation is an independent oil and gas company focused on the exploration and production of unconventional oil and gas assets.  We currently operate primarily through joint ventures in the Eaglebine trend in East Texas and the Eagle Ford trend in South Texas.  As of December 31, 2013, we held approximately 64,000 net acres in our areas of operations with proved reserves of approximately 687 MBoe (47% oil) having a standardized measure of approximately $14.5 million.  Our common stock is traded on the NASDAQ Capital Market under the trading symbol ZAZA.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to sections 13(a) or 15(d) of the Exchange Act, are made available free of charge on our website at www.zazaenergy.com as soon as reasonably practicable after we electronically file such material with, or otherwise furnish it to, the SEC.

Our principal executive offices are located at 1301 McKinney Street, Suite 2800, Houston, Texas 77010, and our telephone number is (713) 595-1900.  Our website address is www.zazaenergy.com.  However, information contained on our website is not incorporated by reference into and does not constitute part of this prospectus.

The Offering

Common stock to be registered for sale by the Selling Stockholder	5,000,000 shares of common stock.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholder.

NASDAQ Trading Symbol	ZAZA

Risk Factors

The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. You should read the “Risk Factors” section of this prospectus beginning on page 4 for a discussion of factors to consider before deciding to invest in our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risk factors contained in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the SEC and incorporated herein by reference. You should also carefully consider the information set forth under “Risk Factors” in any applicable prospectus supplement and in our filings with the SEC pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, incorporated by reference herein. You should also consider all other information contained in and incorporated by reference in this prospectus or any applicable prospectus supplement before making an investment decision. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, financial condition, results of operations and prospects and could result in a complete loss of your investment.

USE OF PROCEEDS

We are registering these shares in order to satisfy registration rights we have granted to the selling stockholder.  The shares of common stock to be offered and sold pursuant to this prospectus will be offered and sold by the selling stockholder.  We will not receive any proceeds from the sale of the shares of common stock by the selling stockholder.

SELLING STOCKHOLDER

The selling stockholder named in the table below may from time to time offer and sell pursuant to this prospectus and any applicable prospectus supplement the shares to which this prospectus relates. The selling stockholder may sell all, a portion or none of its shares at any time. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholder.

	Number of Shares of Common Stock Beneficially Owned Prior to	Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After this Offering
Name of Selling Stockholder (1)	the Offering	Hereby	Number	Percent
Omega Energy, LLC (2)	20,820,200	5,000,000	15,820,200	14.08	%(3)

(1)                     Throughout this prospectus, when we refer to the “selling stockholder,” we mean the entity listed in the table above, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling stockholder’s interests, and when we refer to the shares of our common stock being offered by this prospectus on behalf of the selling stockholder, we are referring to the 5,000,000 shares of our common stock being registered under this registration statement.

(2)                     Gaston L. Kearby is the sole member of Omega Energy, LLC, which is the direct owner of the 20,820,200 shares of common stock listed in the table above.  Under Rule 13d-3 of the Exchange Act, Mr. Kearby may be deemed to own beneficially the shares of common stock directly owned by Omega Energy, LLC

(3)                     Calculated using 112,349,987 shares of our common stock outstanding as of June 17, 2014.

MATERIAL RELATIONSHIPS WITH SELLING STOCKHOLDER

Board of Directors and Executive Officers

Gaston L. Kearby is the sole member of Omega Energy, LLC.  Mr. Kearby is also a member of our board.  He has shared voting and investment power with respect to the shares of common stock owned by Omega Energy, LLC.

Registration Rights

On August 9, 2011, the Company, the selling stockholder and the other parties thereto entered into a stockholders’ agreement (the “Stockholders’ Agreement”).  The Stockholders’ Agreement provides that the selling stockholder has the right to request that the Company file a registration statement (including a shelf registration statement) under the Securities Act, subject to certain limitations and conditions described in the Stockholder’s Agreement. The shares of common stock being offered by the selling stockholder are being registered in accordance with the registration rights in the Stockholders’ Agreement granted by us to the selling stockholder.

PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus may be sold by the selling stockholder or its transferees from time to time in:

•                  transactions in the over-the-counter market, the NASDAQ Capital Market, or on one or more exchanges on which the securities may be listed or quoted at the time of sale;

•                  negotiated transactions;

•                  transactions otherwise than on the NASDAQ Capital Market or stock exchanges;

•                  underwritten offerings;

•                  distributions to equity security holders, partners or other stockholders of the selling stockholder;

•                  through the writing of options, whether such options are listed on an options exchange or otherwise;

•                  through a combination of these methods of sale; or

•                  any other method permitted by law.

The selling stockholder may sell the shares of our common stock at:

•                  fixed prices which may be changed;

•                  market prices prevailing at the time of sale;

•                  prices related to prevailing market prices;

•                  negotiated prices; or

•                  any other method permitted by law.

In connection with sales of the common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume.  The selling stockholder may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares.  If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.  Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them.  If the selling stockholder defaults in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The aggregate proceeds to the selling stockholder from the sale of the common stock offered by it will be the purchase price of the common stock less discounts or commissions, if any.  The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling stockholder and any broker-dealer or agent participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealer or agent, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Direct Sales, Agents, Dealers and Underwriters

The selling stockholder or its transferees may effect transactions by selling the shares of common stock in any of the following ways:

•                  directly to purchasers; or

•                  to or through agents, dealers or underwriters designated from time to time.

Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both.  The agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

In the event that a member firm of the Financial Industry Regulatory Authority (“FINRA”) is retained to effect transactions in the shares of common stock, no FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 5110, in connection with the resale of the securities by a selling stockholder, which total compensation may not exceed 8%.

Regulation M

The selling stockholder and any other persons participating in the sale or distribution of the shares are subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M.  These provisions may restrict certain activities of, and limit the timing of purchase and sales of any of the shares by, the selling stockholder or any other such person.  Furthermore, under Regulation M persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.  All of these limitations may affect the marketability of the shares.

Supplements

To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling stockholder, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

State Securities Law

Under the securities laws of some states, the selling stockholder may only sell the shares in those states through registered or licensed brokers or dealers.  In addition, in some states the selling stockholder may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses, Indemnification

We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholder and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any.  We will indemnify the selling stockholder against some civil liabilities, including some liabilities which may arise under the Securities Act.

In the event of a material change in the plan of distribution disclosed in this prospectus, the selling stockholder will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post-effective amendment to the registration statement is filed with, and declared effective by, the SEC.

EXPERTS

The consolidated financial statements of ZaZa Energy Corporation appearing in ZaZa Energy Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about ZaZa Energy Corporation’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements), included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with our oil and natural gas properties is derived from the reports of Ryder Scott Company, L.P., an independent petroleum engineering firm.  This information and the report of Ryder Scott Company, L.P. are incorporated by reference herein and in the registration statement upon the authority of said firm as an expert with respect to such matters covered by such report and in giving such report.

Certain information with respect to the oil and gas reserves associated with our oil and natural gas properties is derived from the reports of DeGolyer and MacNaughton, an independent petroleum engineering firm.  This information and the report of DeGolyer and MacNaughton are incorporated by reference herein and in the registration statement upon the authority of said expert with respect to such matters covered by such report and in giving such report.